UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2024

Rise Companies Corp.

(Exact name of issuer as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Full Mailing Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (the “Offering Circular”) filed with the Securities and Exchange Commission (“SEC”) on June 11, 2024 as part of the latest post-qualification amendment to our latest offering statement, which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The consolidated financial statements included in this filing as of June 30, 2024 and for the six months ended June 30, 2024 and 2023 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company” and “us”), together with its affiliate organizations (“Fundrise”), combines modern financial technology and investment management to build the next generation of alternative asset management. We generate revenue from fees related to asset management and other services performed for a portfolio of alternative assets. Our technology platform has allowed us to build a differentiated business with a robust, proprietary software infrastructure and millions of users.

With approximately 250 employees, our aim is to build and own the future of private markets.

We believe that the direct-to-consumer investment platform has been the untapped future of private markets. Our core innovation has been to leverage technology to build, at scale, for the individual investor – from web and mobile apps for distribution to data infrastructure for automated operations. The result has lowered the marginal cost per investor to nearly zero and expanded access to alternatives for millions of retail investors. Our technology platform (the “Fundrise Platform”) aims to provide more access to alternative assets, more transparently to more people, anywhere, all the time.

1

Employees

As of the date of this filing, we had 247 employees (246 of which are full-time employees), the majority of whom work remotely.

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Results of the Business

We are encouraged by both the performance of the alternative investments held by our Fundrise Investment Products (as defined within the Other Details, Corporate Structure section) and by our own ability to navigate throughout the economic upheaval and public health crisis brought on by the COVID-19 pandemic, coupled with a period of heightened economic uncertainty due to rising interest rates putting downward pressure on real estate values, and other factors.

As of June 30, 2024, and December 31, 2023, there was approximately $2.91 billion and $2.87 billion, respectively, in equity assets under management on the Fundrise Platform. With interest rates stabilizing and continued improvement in property fundamentals, namely investing in the right locations and the right asset types, we have seen positive gains in our Fundrise Investment Products despite the ongoing headwinds created by sustained higher borrowing costs. Being strategically active in the market today is allowing us to capture what we believe are uniquely attractive and temporarily outsized returns which have the potential to result in better performance for investors over the next several years. Further, through our multi-asset class investing opportunities through the Innovation Fund (as defined within Other Details, Corporate Structure section), we aim to allow investors to take advantage of the AI tidal wave, which we believe may end up being the biggest investment opportunity in our lifetimes. We believe that Fundrise is well positioned to become the go-to platform for the rising generations to invest in alternative asset classes, and to leverage data and technology in its efforts to empower the individual as a key stakeholder in the financial services markets.

As of June 30, 2024, we have yet to generate any profits from our operations and are incurring net losses while we have invested in the development and expansion of our business through new innovation. For the six months ended June 30, 2024, we focused on increasing efficiency while reducing operating expenses as part of our drive towards future profitability.

For further discussion of our performance throughout 2024 and potential impact of current macroeconomic conditions, see the most recent investor letter, originally published July 1, 2024. The contents of the investor letter are not incorporated by reference in or otherwise a part of this Semiannual Report.

Outlook and Recent Trends

Our optimism about the Company, our continued evolution, and our future success in executing on our mission is rooted in over a decade-long history of innovative ideas, exceptional engineering talent, patience for and focus on long-term growth rather than short-term results, and a commitment to the mission and our customer, the individual.

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In our business today, the metrics that drive our success and direct our attention are those that most effectively describe our geometric growth. Of course, revenue and expense on a gross basis as well as by category are key; the mass adoption of our technology platform and the performance of our Fundrise Investment Products is also clearly relevant. You can see those metrics within the “Results of the Business” and “Results of Operations” sections herein. And while we are proud of the current year growth reflected by those metrics, we have always been and will continue to be focused on the long-term. We believe we are at the beginning of a multi-decade paradigm shift across many macroeconomic trends (the automation of investment management, the wealth accumulation of the millennial generation, increasing allocation to investment alternatives outside of stocks and bonds, and from pensions to self-managed investments) and feel poised to ride an expected tidal wave of change for years to come. We are constantly evaluating our current products and the competitive landscape to ensure we position ourselves in front of that change as opposed to chasing it.

The signal has become clear enough that many in the private investment industry are now starting to pitch the idea(s) of “perpetual capital” and access for retail investors. But the problem is that that is only part of the solution. We believe they’re missing the software-driven flywheel necessary to successfully re-orient their business. You can’t execute the strategy of tomorrow with yesterday’s way of doing business.

The combination of macro trends referenced above, our company specific strategies, and where we are in our growth trajectory means that the metrics we track and emphasize within our business will evolve as we grow and the macro trends unfold. The majority of our growth today comes from existing customers increasing their investment size as their investable assets grow and we prove our ability to deliver attractive returns uncorrelated to the public markets. With a young investor base and perpetual capital, we believe we have decades to grow with our customers. With this multi-decade opportunity in mind, we focus on optimizing our profit potential over a long-term investor relationship as opposed to a more transactional approach. As a result, with respect to metrics not demonstrated by financial results, the portion of our customers who are committed to our product offerings through a direct relationship with us over a long-term basis is the result we are focused on maintaining and continually improving.

Our success today is most accurately managed, and therefore measured, by metrics that relate to our customer level economics and broader strategic differentiation. As our business matures, our success will be measured by a heavier weighting towards more traditional, enterprise-level metrics like growth in top line revenue, gross margin expansion, EBITDA, free cash flow, and operating leverage.

3

Results of Operations

For the six months ended June 30, 2024 and 2023, our results of operations are as follows:

Results	2024 (in thousands)	2023 (in thousands)	% Change (from 2023)	Explanation
Operating Revenue
Investment management and platform advisory, net	$15,182	$15,709	-3%	Investment management and platform advisory income remained consistent due to relatively consistent average AUM across the two periods.
Real estate portfolio strategy	3,130	4,291	-27%	The decrease in real estate portfolio revenues period-over-period is driven by our strategic decision to hold more cash in response to the market slowdown which continued throughout the year, resulting in fewer acquisitions and fewer financings.
Real estate operating platform	9,997	9,892	1%	Real estate operating platform income remained consistent due to relatively consistent average AUM across the two periods.
Other operating income	1,289	696	85%	The increase in other operating income is driven by an increase in other investment income earned.
Total operating revenue	$29,598	$30,588	-3%

4

Operating Expenses
Investment management and platform advisory	Investment management and platform advisory expenses consist of salaries and benefits for teams responsible for investor relations and operations (“Investor Servicing”) for the Fundrise Investment Products.
	$3,374	$3,190	6%	Investment management and platform advisory expenses remained consistent period-over-period.
Real estate strategy and operations	Real estate strategy and operations expenses consist of allocated salaries and benefits of our real estate team. Additionally, these expenses include costs attributable to activities that most directly relate to the acquisition, origination, and operations of real estate investments for real estate operators that are borrowers from, or joint-venture partners with, the Fundrise Investment Products.
	$6,274	$6,699	-6%	Real estate strategy and operations expenses remained consistent period-over-period.
Technology and product development	Technology and product development expenses consist primarily of salaries and benefits for teams responsible for software engineering, product management, technology activities, allocated analytics salaries and benefits, and amortization of internally developed software. These teams work on the development and maintenance of the software and technology assets of the Fundrise Platform, including CorniceTM, BasisTM, and EquitizeTM. Technology and product development is expensed as incurred, except for development and testing costs related to internally developed software that are capitalized and subsequently amortized over the expected useful life.
	$11,803	$10,429	13%	The increase was driven by an increase in amortization expense for internal use software due to the completion of projects previously under development.
Marketing	Marketing expenses consist primarily of the costs associated with engaging and enrolling investors in the Sponsored Programs (as defined within the Other Details, Corporate Structure section), including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing and design teams as well as allocated analytics personnel salaries and benefits.
	$3,723	$7,137	-48%	The decrease was due to a strategic decision to reduce corporate marketing spend in light of changing market conditions.

5

General, administrative and other	General, administrative and other expenses consist primarily of software and office expenses, professional fees, and other expenses, which primarily consists of salaries and benefits for our corporate functions (including finance, legal, human resources, and IT operations).
Software and other office expenses	$2,321	$2,339	-1%	Software and other office expenses remained consistent period-over-period and are comprised of mainly software subscription expenses used to maintain and improve operations.
Professional fees	667	979	-32%	The decrease was due to a planned pull-back of our spending as part of the Company’s drive towards profitability. Additionally, advisory costs related to regulatory matters decreased in the current period as certain advisory projects were completed in the prior year.
Other general and administrative	5,072	4,262	19%

The increase is primarily due to an increase in administration costs of the Innovation Fund pursuant to an Expense Limitation Agreement.

Refer to Note 2, Summary of Significant Accounting Policies – Deferred Costs of Sponsored Programs. for more details.

Total operating expenses	$33,234	$35,035	-5%

6

Key Factors Impacting Our Current Year Performance

Our historical growth rates of the Fundrise Platform reflect a deliberate strategy that has allowed us to build and develop the various enterprise functions needed to meet the changing demands of our customers and to support our scale, including operations, risk controls, customer support, compliance and technology. Demand from investors and the modern financial industry will continue to inform our business and investment product decisions. Given this approach and the dynamic path of our experienced and expected future growth, we have focused this year on a number of important developments within our business that we believe reflect the key factors impacting our performance in 2024. Refer to the Key Factors We Expect to Impact Our Future Performance section below for a description of these key factors.

Key Factors We Expect to Impact Our Future Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enhancing our technology infrastructure, expanding our product and feature offerings, enrolling new investors in our Fundrise Investment Products, broadening our investment acquisition capabilities, and extending customer lifetime value. We plan to continue to invest resources needed to accomplish these goals, and we anticipate that certain operating expenses will continue to increase for the foreseeable future, particularly our technology and product development expenses. These investments are intended to contribute to our long-term growth, but they may continue to affect our near-term profitability.

Sources of Operating Revenues and Cash Flows

We generate revenues from investment management and platform advisory fees, real estate portfolio strategy fees, and real estate operating platform fees. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition in the Notes to the Consolidated Financial Statements for further detail.

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Liquidity and Capital Resources

We have incurred operating losses since our inception and have an accumulated deficit of $164.7 million as of June 30, 2024. We have financed our operations primarily through the issuance of equity securities. Our ability to achieve profitability depends on our ability to generate revenue growth in existing product lines, successfully launch new product lines and manage costs. We may continue to incur substantial operating losses while we continue to build the business and invest in new innovation.

As of June 30, 2024 and December 31, 2023, we had $29.2 million and $41.0 million in cash and cash equivalents, respectively. We anticipate that our cash and cash equivalents as of June 30, 2024, and forecasted revenue, will provide sufficient liquidity for more than a twelve-month period from the date of filing these financial statements. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to our product development and engineering efforts. We are dependent upon significant future financing, including through our Offering described below under Offering Results, to provide the cash necessary to execute our ongoing and future operations, including the continued development of our products.

As of June 30, 2024 and December 31, 2023, our material commitments for capital expenditures consisted of operating leases, as discussed in Note 5, Leases in the Notes to the Consolidated Financial Statements.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing round, we raised a $10 million sidecar private fund called Fundrise L.P. (“Fundrise LP”), which was formed to support assets originated and facilitated by the Fundrise Platform and to support our overall growth.

Corporate Debt

As of June 30, 2024 and December 31, 2023, we had corporate debt payable of approximately $2.7 million. In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan (the “PPP Loan”) under the Paycheck Protection Program offered by the U.S. Small Business Administration (the “SBA”) in the principal amount of $2.8 million pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020.

As explained more fully in Note 8, Loan Payable – PPP Loan Payable, according to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if certain conditions are met. In July 2021 we applied for such forgiveness. The PPP Loan’s initial maturity date was April 19, 2022 and was subsequently extended to April 19, 2025. As of September 26, 2024, the Company’s PPP loan forgiveness application is currently under review by the SBA. A timeline for the SBA’s continued review has not yet been set; accordingly, the Company is uncertain as to when the SBA will complete its review, or when the SBA will render a final agency decision regarding the timing, amount, and determination of forgiveness.

Other Details

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest Offering Circular filed with the SEC on June 11, 2024, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

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Offering Results

As of June 30, 2024, we are offering up to $75.0 million in shares of our Class B Common Stock in any rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $204.6 million from settled subscriptions.

As of June 30, 2024, we sold 20,902,458 shares of our Class B Common Stock at varying prices as set forth below. This does not include 635,555 shares of Class B Common Stock that were sold in a private placement pursuant to Rule 506(c) of Regulation D.

Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645
July 28, 2017	5.50	699,880	3,849,340
January 27, 2018	6.00	649,781	3,898,686
May 22, 2018	6.30	240,589	1,515,711
July 23, 2018	6.60	522,878	3,450,995
October 19, 2018	6.90	814,870	5,622,603
January 31, 2019	7.30	1,073,630	7,837,499
May 3, 2019	7.67	457,748	3,510,927
July 26, 2019	8.05	1,029,649	8,288,674
October 18, 2019	8.45	840,831	7,105,022
January 21, 2020	8.87	814,948	7,228,589
July 17, 2020	9.09	1,738,062	15,798,984
February 17, 2021	9.54	1,557,297	14,856,613
April 28, 2021	10.90	492,080	5,363,672
August 16, 2021	11.44	1,002,310	11,466,426
January 24, 2022	13.08	1,495,850	19,565,718
March 7, 2022	15.00	1,167,935	17,519,025
June 3, 2022	15.15	1,458,226	22,092,124
May 3, 2023	15.90	1,961,765	31,192,064
Totals	—	20,902,458	$204,583,317

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B Common Stock are a primary source of capital for our operating expenditures.

Off-Balance Sheet Arrangements

As of June 30, 2024 and December 31, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 13, Related Party Transactions, in our consolidated financial statements.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASUs”) that may have an impact on our financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the ASUs not yet adopted on our consolidated financial statements and determining our plan for adoption.

9

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Corporate Structure

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise, LLC”), a wholly-owned subsidiary of Rise, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise, is a registered investment adviser with the SEC that acts as the non-member manager for the fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise LP is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC (“Fundrise Real Estate”), a wholly-owned subsidiary of Rise, is a real estate operating platform through which many of the real estate assets of our Fundrise Investment Products are managed.

The Company has sponsored the following investment programs as of June 30, 2024, that are registered as investment companies under the Investment Company Act of 1940:

•	Fundrise Real Estate Interval Fund, LLC (the “Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Growth Tech Fund, LLC (the “Innovation Fund”) is Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as a tender offer fund.

10

The Company has sponsored the following investment programs that are exempt from registration under the Securities Act as of June 30, 2024:

•	Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Development eREIT, LLC, Fundrise Growth eREIT VII, LLC, and Fundrise Balanced eREIT II, LLC are real estate investment trust programs (the “eREITs”). The Company previously sponsored eight other eREITs: Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC, which merged into Fundrise Growth eREIT II, LLC and Fundrise Equity REIT, LLC, respectively, on September 1, 2022; and Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise eREIT XIV, LLC, and Fundrise Income eREIT V, LLC, which merged into Fundrise Income Real Estate Fund, LLC on March 31, 2022. The eREITs use a typical REIT structure similar to other publicly offered REITs, but are only available to investors via the internet on the Fundrise Platform. “eREIT®” is our registered trademark.

•	Fundrise eFund, LLC, is a real estate investment fund program (the “eFund”).

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” or the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act.

•	Fundrise Opportunistic Credit Fund, LLC (the “Credit Fund”) is a Delaware limited liability company offered under Regulation D of the Securities Act, that is offered through the Fundrise Platform.

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The eREITs, eFund, oFund, Credit Fund, Flagship Fund, Income Interval Fund and Innovation Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs” or “Fundrise Investment Products.”

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

Recent Developments

As of the date of filing, we have more than 392,000 active investor accounts and more than 2,271,000 active users on the Fundrise Platform, and approximately $3.0 billion in AUM in the Sponsored Programs.

Refer to Note 15, Subsequent Events, for more details on recent developments.

Item 2.	Other Information

None.

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Item 3.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF RISE COMPANIES CORP. (UNAUDITED)

13

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	June 30, 2024 (Unaudited)	December 31, 2023 (*)
ASSETS
Current assets:
Cash and cash equivalents	$29,173	$40,966
Restricted cash	152	99
Due from affiliates	7,573	7,941
Note receivable from Sponsored Program	9,000	9,000
Other current assets, net	2,813	2,590
Total current assets	48,711	60,596
Investments in Sponsored Programs	1,558	2,756
Property, software and equipment, net	34,030	31,263
Operating lease assets	3,562	3,753
Other assets, net	3,471	3,183
Total assets	$91,332	$101,551

LIABILITIES
Current liabilities:
Accounts payable	$607	$657
Accrued expenses	4,470	7,895
Due to stockholders	1,492	1,385
Operating lease liabilities, current	1,011	998
Loan payable, current	2,690	-
Other current liabilities	928	983
Total current liabilities	11,198	11,918
Loan payable, non-current	-	2,690
Operating lease liabilities, non-current	4,489	4,803
Other liabilities	278	308
Total liabilities	15,965	19,719

Commitments and contingencies (Note 14)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,888,859 shares issued and 2,455,894 shares outstanding	-	-
Class B common stock, $0.0001 par value; 38,000,000 shares authorized, 21,538,013 shares issued and 20,338,426 outstanding, 21,538,013 shares issued and 20,653,333 outstanding, respectively	2	2
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and outstanding	1	1
Additional paid-in capital	228,735	232,122
Accumulated deficit	(164,699)	(160,828)
Total stockholders’ equity before non-controlling interests	64,040	71,298
Non-controlling interests in consolidated entity	11,327	10,534
Total stockholders’ equity	75,367	81,832
Total liabilities and stockholders’ equity	$91,332	$101,551

*	Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-1

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Six Months Ended	Six Months Ended
	June 30, 2024 (Unaudited)	June 30, 2023 (Unaudited)
Operating revenue
Investment management and platform advisory, net	$15,182	$15,709
Real estate portfolio strategy	3,130	4,291
Real estate operating platform	9,997	9,892
Other operating income	1,289	696
Total operating revenue	29,598	30,588

Operating expenses
Investment management and platform advisory	3,374	3,190
Real estate strategy and operations	6,274	6,699
Technology and product development	11,803	10,429
Marketing	3,723	7,137
General, administrative and other	8,060	7,580
Total operating expenses	33,234	35,035

Net operating loss	(3,636)	(4,447)

Gain on disposition of investments	587	-
Equity in earnings	25	37
Total other income	612	37

Net loss	(3,024)	(4,410)

Net income attributable to non-controlling interests	847	224
Net loss attributable to Rise Companies Corp.	$(3,871)	$(4,634)

Net loss per share attributable to common stockholders:
Basic (in dollars per share)*	$(0.12)	$(0.15)
Diluted (in dollars per share)*	(0.12)	(0.15)

Weighted average shares used to compute net loss per share attributable to common stockholders:
Basic (in shares)*	33,020,432	31,430,025
Diluted (in shares)*	33,020,432	31,430,025

* Basic and diluted (loss) per share amounts pertain to each class of common stock.

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-2

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(Amounts in thousands, except share data)

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2023	11,865,046	$1	2,455,894	$-	10,000,000	$1	20,653,333	$2	$232,122	$(160,828)	$10,534	$81,832
Redemption of Class B Common Stock	-	-	-	-	-	-	(314,907)	-	(3,366)	-	-	(3,366)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	(21)	-	-	(21)
Distribution of Member’s Equity of NCI	-	-	-	-	-	-	-	-	-	-	(54)	(54)
Net income (loss)	-	-	-	-	-	-	-	-	-	(3,871)	847	(3,024)
Balance at June 30, 2024	11,865,046	$1	2,455,894	$-	10,000,000	$1	20,338,426	$2	$228,735	$(164,699)	$11,327	$75,367

	Preferred Stock Class A		Common Stock Class A		Common Stock Class F		Common Stock Class B		Additional Paid-In	Accumulated	Non- Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2022	11,865,046	$1	2,455,894	$-	10,000,000	$1	18,758,938	$2	$200,702	$(155,075)	$10,149	$55,780
Issuance of Class B Common Stock	-	-	-	-	-	-	888,739	-	13,940	-	-	13,940
Redemption of Class B Common Stock	-	-	-	-	-	-	(115,989)	-	(1,287)	-	-	(1,287)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	(63)	-	-	(63)
Distribution of Member’s Equity of NCI	-	-	-	-	-	-	-	-	-	-	(46)	(46)
Net income (loss)	-	-	-	-	-	-	-	-	-	(4,634)	224	(4,410)
Balance at June 30, 2023	11,865,046	$1	2,455,894	$-	10,000,000	$1	19,531,688	$2	$213,292	$(159,709)	$10,327	$63,914

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Six Months ended June 30, 2024 (Unaudited)	Six Months ended June 30, 2023 (Unaudited)
Cash flows from operating activities
Net loss	$(3,024)	$(4,410)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	4,674	3,456
(Earnings) from equity method investees	(25)	(37)
Return on capital from Sponsored Programs	70	158
(Gain) on disposition of investments	(587)	-
Loss on disposition of property and equipment	18	-
Impairment of long-lived assets	70	110
Amortization of capitalized promotions	315	287
Change in assets and liabilities:
Net (increase) decrease in other assets	(587)	(413)
Net increase (decrease) in accounts payable and accrued expenses	(3,474)	(3,315)
Net increase (decrease) in other liabilities	(197)	100
Net (increase) decrease in due from affiliates	368	351
Net (increase) decrease in interest receivable	(236)	(181)
Net cash used in operating activities	(2,615)	(3,894)
Cash flows from investing activities
Capitalized internal-use software development costs	(7,500)	(7,741)
Proceeds from sale of property and equipment	4	-
Purchases of property and equipment	(27)	(34)
Purchases of intangible assets	(42)	(3)
Note receivable from Sponsored Program	-	(9,000)
Distributions of capital from Sponsored Programs	2	17
Proceeds from disposition of investments	1,772	-
Investments in Sponsored Programs	-	(5)
Net cash used in investing activities	(5,791)	(16,766)
Cash flows from financing activities
Distribution of Member’s Equity of NCI	(54)	(46)
Proceeds from the issuance of Class B Common Stock, net of offering costs	(21)	13,877
Redemptions of Class B Common Stock	(3,259)	(908)
Net cash (used in) provided by financing activities	(3,334)	12,923
Net decrease in cash and cash equivalents	(11,740)	(7,737)
Cash, restricted cash and cash equivalents, beginning of period	41,065	29,825
Cash, restricted cash and cash equivalents, end of period	$29,325	$22,088

Supplemental disclosures of cash flow information
Cash paid for income taxes	$68	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Rise Companies Corp.

Notes to Consolidated Financial Statements (Unaudited)

1.	Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a financial technology company, that owns and operates a leading web-based and mobile application direct investment platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following significant consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise, LLC”), a wholly-owned subsidiary of Rise, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise, is a registered investment adviser with the SEC that acts as the non-member manager for the fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise L.P., (“Fundrise LP”), is an affiliate of Rise and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Real Estate, LLC (“Fundrise Real Estate”), a wholly-owned subsidiary of Rise, is a real estate operating platform through which many of the real estate assets of our Fundrise Investment Products are managed.

The Company has sponsored the following investment programs as of June 30, 2024, that are registered as investment companies under the Investment Company Act of 1940:

•	Fundrise Real Estate Interval Fund, LLC (the “Flagship Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Income Real Estate Fund, LLC (the “Income Interval Fund”) is a Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as an interval fund.

•	Fundrise Growth Tech Fund, LLC (the “Innovation Fund”) is Delaware limited liability company that is registered under the Investment Company Act, as a non-diversified, closed-end management investment company that is operated as a tender offer fund.

F-5

The Company has sponsored the following investment programs that are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) as of June 30, 2024:

•	Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT II, LLC, Fundrise Growth eREIT III, LLC, Fundrise Development eREIT, LLC, Fundrise Growth eREIT VII, LLC and Fundrise Balanced eREIT II, LLC are real estate investment trust programs (the “eREITs”). The Company previously sponsored eight other eREITs: Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC, which merged into Fundrise Growth eREIT II, LLC and Fundrise Equity REIT, LLC, respectively, on September 1, 2022; and Fundrise Real Estate Investment Trust, LLC, Fundrise Income eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise eREIT XIV, LLC, and Fundrise Income eREIT V, LLC, which merged into Fundrise Income Real Estate Fund, LLC on March 31, 2022. The eREITs use a typical REIT structure similar to other publicly offered REITs, but are only available to investors via the internet on the Fundrise Platform. “eREIT®” is our registered trademark.

•	Fundrise eFund, LLC, is a real estate investment fund program (the “eFund”).

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund” or the “oFund”), make up a tax-advantaged real estate investment fund program offered under Regulation D (“Regulation D”) of the Securities Act.

•	Fundrise Opportunistic Credit Fund, LLC (the “Credit Fund”) is a Delaware limited liability company, organized during 2022, that is offered under Regulation D of the Securities Act.

The eREITs, eFund, oFund, Credit Fund, Flagship Fund, Income Interval Fund and Innovation Fund are referred to, individually or collectively as the context requires, as the “Sponsored Programs,” or “Fundrise Investment Products”.

Liquidity and Capital Resources

We have incurred operating losses since our inception and have an accumulated deficit of $164.7 million as of June 30, 2024. We have financed our operations primarily through the issuance of equity securities. Our ability to achieve profitability depends on our ability to generate revenue growth in existing product lines, successfully launch new product lines and manage costs. We may continue to incur substantial operating losses while we continue to build the business and invest in new innovation.

As of June 30, 2024 and December 31, 2023, we had $29.2 million and $41.0 million in cash and cash equivalents, respectively. We anticipate that our cash and cash equivalents as of June 30, 2024, and forecasted revenue, will provide sufficient liquidity for more than a twelve-month period from the date of filing these financial statements. The actual amount of cash that we will need to operate is subject to many factors, including, but not limited to our product development and engineering efforts. We are dependent upon significant future financing, including through our Offering described below, to provide the cash necessary to execute our ongoing and future operations, including the continued development of our products.

As of June 30, 2024, we are offering up to $75.0 million in shares of our Class B Common Stock in any rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2024 and December 31, 2023, we had raised total gross offering proceeds of approximately $204.6 million from settled subscriptions.

F-6

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2023 consolidated balance sheet and certain related disclosures are derived from the Company’s December 31, 2023 audited consolidated financial statements filed on Form 1-K. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The consolidated financial statements as of June 30, 2024 and for the six months ended June 30, 2024 and June 30, 2023, respectively, and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those consolidated financial statements comparable to audited results.

Principles of Consolidation

The Company consolidates entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. All intercompany balances and transactions have been eliminated in consolidation. The Company’s other disclosures regarding VIEs are discussed in Note 12, Variable Interest Entities.

Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

F-7

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Sponsored Programs

The Company records its investments in the launched Sponsored Programs using the equity method of accounting as it was determined that the Company has the ability to exercise significant influence, but does not have a controlling interest in the launched Sponsored Programs. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Sponsored Programs as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

F-8

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used as provided for qualified health expenses, and therefore are separately presented on our consolidated balance sheets.

Due from Affiliates

Receivables due from affiliates consist primarily of investment management fees and real estate fees due to us from the Sponsored Programs and investments of the Sponsored Programs which are paid to the Company on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages and investments of the Sponsored Programs, as applicable. These receivables are generally short term and settle within 30 days. We evaluate the collectability of the balances based on historical experience, current conditions, and reasonable and supportable forecasts. The Company has not previously experienced a default related to these receivables. Due to the short-term nature of the receivables and lack of historical losses, we do not have an expectation of credit losses related to these receivables.

Property, Software and Equipment, net

Property, software and equipment consists of computer equipment, leasehold improvements, furniture and fixtures, and internal-use software, which are recorded at historical cost less accumulated depreciation and amortization.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally five to seven years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company capitalizes qualifying internal-use software development costs. Internal-use software is capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed, and that the software will be used as intended. Capitalized costs for internal-use software primarily consist of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized.

Capitalized software costs are included in Property, software and equipment, net on the consolidated balance sheets. These costs are amortized over the estimated useful life of the software, generally four years, on a straight-line basis. The amortization of costs related to internal-use software is included in Technology and product development on the consolidated statements of operations.

The Company evaluates potential impairments of its property, software and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 7, Property, Software and Equipment, net, for more detail on property, software and equipment as of June 30, 2024 and December 31, 2023.

F-9

Intangible Assets, net

Intangible assets are assets that lack physical substance and include patents, trademarks, and domain. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value. Intangible assets are included in Other assets, net, on the consolidated balance sheets.

Promotional Shares Capitalization

The Company has offered and may in the future offer various one-time (non-recurring) promotions to new investors of certain Sponsored Programs. Customers may receive additional shares (“Promotional Shares”) upon fulfilling a promotional obligation based on the promotion terms. At the time the customer fulfills their obligation, the Company then deposits the promotional consideration, in the form of shares of a particular Sponsored Program, into the customer’s account.

The Company recognizes the cost of Promotional Shares as an asset in the same amount as the value of the promotional consideration deposited. Promotional Share capitalized costs are included in Other assets on the consolidated balance sheets.

F-10

The new investors in our Sponsored Programs who receive the Promotional Shares receive advisory and asset management services provided by the Company over several years. The Company’s performance obligation is satisfied over time as the Company provides these services to the customer. Therefore, the promotional costs are amortized over an estimated period of benefit of three years. The period of benefit was determined by taking into consideration the rate of change in the technology underlying the significant features of our product offerings. If there is a significant change in the estimated period of benefit, management will update the amortization period to reflect such change. Amortization is recognized as a reduction to Investment management and platform advisory fees, net within the consolidated statements of operations.

The Company evaluates these capitalized promotions for impairment whenever events or changes in circumstances indicate that the carrying amount of the capitalized promotions may not be recoverable.

Leases

Payments under our lease arrangement are fixed. Lease assets and liabilities are recognized at the present value of the future lease payments. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is based on the information available at the date of initial application of ASC 842 and is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include an option to extend the lease, but it is uncertain if we will exercise that option as of June 30, 2024. We use the base, non-cancelable, lease term when determining the lease assets and liabilities. Our lease agreements contain lease components and non-lease components, both of which we have elected to account for as a single lease component. The Company also elected the practical expedient permitted in ASU 2018-11 by combining lease and non-lease components for our leases and by applying the guidance. The Company is the lessee under one corporate office lease, which has been recognized as a right-of-use asset and related lease liability on the consolidated balance sheets. Based on its election of the practical expedients, the Company was not required to reassess the classification of the corporate office lease, and therefore, the lease continues to be accounted for as an operating lease.

Operating lease assets and liabilities are included on our consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term and is included in General, administrative and other on the consolidated statements of operations.

Deferred Costs of Sponsored Programs

Deferred Costs are comprised of certain offering and other deferred costs of the Sponsored Programs initially paid by Fundrise Advisors on behalf of each Sponsored Program as well as certain management fees incurred payable to Fundrise Advisors (collectively, “Deferred Costs”), net of any fee or expense waivers. Pursuant to each of the Sponsored Programs’ operating agreements, in some cases amended and restated (the “Operating Agreements”), each of the Sponsored Programs is obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for Deferred Costs paid by them on behalf of such Sponsored Program.

Fundrise Advisors has agreements in place with the eREITs, eFund, and oFund that state the aforementioned Sponsored Programs will only reimburse Fundrise Advisors for the Deferred Costs subject to a minimum net asset value (“NAV”) per share of $10.00 (the “Hurdle Rate”). Once the NAV per share of an eREIT, eFund, or oFund exceeds the Hurdle Rate, it will start to reimburse Fundrise Advisors, without interest, for these Deferred Costs, whether incurred before or after the date that the Hurdle Rate was reached, to the extent that such reimbursement does not cause NAV per share to drop below the Hurdle Rate as a result. Further, in addition to the Hurdle Rate, reimbursements from the oFund can never exceed 0.50% of the aggregate gross offering proceeds from the oFund’s offering.

F-11

Deferred Costs for launched eREITs and the eFund are included in Other current assets, net on the consolidated balance sheets. Deferred Costs for the oFund and unlaunched Sponsored Programs are included in Other assets, net, on the consolidated balance sheets.

Deferred Costs of the Credit Fund are not subject to the Hurdle Rate. Fundrise Advisors has determined that the Credit Fund will reimburse Fundrise Advisors for the Deferred Costs in monthly installments up to 0.50% of the aggregate gross offering proceeds from the Credit Fund’s offering. As of December 31, 2023 these Deferred Costs have been fully reimbursed to the Company.

Deferred Costs of the Innovation Fund are not subject to the Hurdle Rate. Fundrise Advisors and the Innovation Fund have entered into an Expense Limitation Agreement pursuant to which Fundrise Advisors has contractually agreed to waive its management fee and/or pay or reimburse the ordinary annual operating expenses of the Fund (including organizational and offering costs) to the extent necessary to limit the Innovation Fund’s operating expenses to 3.00% of the Innovation Fund’s daily net assets. Fundrise Advisors may seek recoupment from the Innovation Fund of fees waived or expenses paid or reimbursed to the Innovation Fund for a period ending three years after the date of the waiver, payment or reimbursement, subject to the limitation that a reimbursement will not cause the Innovation Fund’s operating, organizational, and offering expenses to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived or expenses paid or reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement. The Expense Limitation Agreement will remain in effect at least through July 31, 2025, unless and until the Board approves its modification or termination. As of June 30, 2024 these Deferred Costs are considered due and receivable to the Company, subject to the contractual expense cap. To the extent said costs are not waived in line with the Expense Limitation Agreement, the costs are included in Due from affiliates on the consolidated balance sheets.

F-12

Revenue Recognition

Investment Management and Platform Advisory, Net

Investment management and platform advisory fees are comprised of management fees and advisory fees earned by Fundrise Advisors.

Management fees are earned by Fundrise Advisors from the Sponsored Programs for investment management services provided. Fundrise Advisors generally assesses these fees on a quarterly or monthly basis, as applicable, from each Sponsored Program that it manages. The management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and depending on the management agreement, once waived, may no longer be collectible or may be recouped pursuant to certain contractual expense limitation agreements between Fundrise Advisors and the respective Sponsored Program.

Platform advisory fees are earned by Fundrise Advisors from individual advisory clients for providing services with respect to the portfolio investment plans, auto-investment plans, and dividend re-investment plans offered on the Fundrise Platform. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Investment management and platform advisory fees are accounted for as contracts with customers. Fundrise Advisors typically satisfies the performance obligations to provide investment management and advisory services over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. The transaction prices are the amount of consideration to which Fundrise Advisors expects to be entitled in exchange for transferring the promised services in each instance. Fee waivers are viewed as a reduction of the transaction price and therefore reduce investment management and platform advisory fees from such customers. Investment management and platform advisory fees earned represent a form of variable consideration because the consideration Fundrise Advisors is entitled to varies based on fluctuations in the basis for investment management and platform advisory fees, for example fund net assets for management fees and AUM for advisory fees. The amount recorded as revenue in each instance is generally determined at the end of the period because these investment management and platform advisory fees are payable no less frequently than quarterly and the basis is fixed as of period end.

Real Estate Portfolio Strategy

Real estate portfolio strategy revenue consists of acquisition fees, disposition fees, origination fees, capital markets fees, and leasing commission fees earned from the services provided to certain of our affiliates through Fundrise Real Estate, LLC, a wholly-owned subsidiary of the Company (“Fundrise Real Estate”).

Real estate portfolio strategy revenues are generally earned as a fixed percentage of a calculation base which is typically property sales price, committed capital, debt origination amount, or total base rent. Portfolio strategy revenues are recorded at the point in time when the performance obligation is satisfied, which is generally upon transaction closing for acquisition, disposition, and origination fees, funding of debt proceeds for capital markets fees, and lease execution for leasing fees.

Acquisition fees, disposition fees, origination fees and capital markets fees are typically payable once the performance obligation is satisfied. Terms and conditions of a leasing commission fee agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof). For revenues related to leasing services, the Company’s performance obligation will typically be satisfied upon execution of a lease and the portion of the commission that is contingent on a future event will likely be recognized if deemed not subject to significant reversal, based on the Company’s estimates and judgments.

F-13

Real Estate Operating Platform

Real estate operating platform revenue consists of real estate asset management fees, debt servicing fees, development fees, and loan servicing fees earned from the services provided to certain of our affiliates through Fundrise Real Estate.

Real estate asset management fees, debt servicing fees, and development fees are accounted for as contracts with customers, and the fees earned are recognized over time as the services are rendered, as the benefits of the services are simultaneously received and consumed. Fees for these services are generally earned at a fixed percentage of a calculation base, which may be based on underlying gross property value, total indebtedness secured by a property, or total development and construction costs incurred. The transaction price is the amount of consideration to which Fundrise Real Estate expects to be entitled in exchange for transferring the promised services in each instance. These fees represent a form of variable consideration because the consideration to which Fundrise Real Estate is entitled varies based on fluctuations in the basis for the associated fee. The amount recorded as revenue in each instance is generally determined at the end of the period because these fees are payable no less frequently than quarterly and the basis is fixed as of period end.

F-14

Loan servicing fees are earned at a fixed percentage of the total amount of any proceeds used to secure the property. Fundrise Real Estate generally assesses these fees on a quarterly or monthly basis, as applicable, from each affiliate for which we provide the services. Fundrise Real Estate recognizes consideration received related to the contractually specified loan servicing fees as revenue as the services are performed. The amount recorded as revenue in each instance is generally determined at the end of the period because these loan servicing fees are payable no less frequently than quarterly and the basis is fixed as of period end.

For the six months ended June 30, 2023, total revenue recognized from performance obligations satisfied in prior years related to development fees associated with development properties owned by our affiliates. The total revenue recognized in the first six months of 2023 from performance obligations satisfied in prior years is $1.8 million, and is included within Real estate operating platform revenue on the consolidated statement of operations.

Other Operating Income

Other operating income primarily consists of money market dividends earned in connection with cash sweep accounts recognized in the month earned.

Advertising Costs

Advertising costs are expensed as incurred and are included in Marketing in the consolidated statements of operations. These costs were $1.3 million and $3.9 million for the six months ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the consolidated statement of operations. As of June 30, 2024 and June 30, 2023, no unrecognized tax benefits have been recorded.

F-15

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. As of June 30, 2024 and December 31, 2023, respectively, the value of the deferred tax asset, net of the valuation allowance, was $0.

The Company’s effective tax rate for the six months ended June 30, 2024 and 2023 was 0% as a result of our valuation allowance in both years, which fully offsets net deferred tax assets.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Under ASU 2016-13, the Company is required to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted ASU 2016-13 effective January 1, 2023. As part of its adoption process, the Company assessed the collection risk of the outstanding amounts due from its sponsored programs, investors, and other affiliates, which have low risk of credit loss based on the Company’s historical experience. Therefore, the adoption of ASU 2016-13 did not have a material impact on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40), which simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and limiting the number of embedded conversion features separately recognized from the primary contract. The guidance also includes targeted improvements to the disclosures for convertible instruments and earnings per share. The Company adopted ASU 2020-06 effective January 1, 2024, and adoption did not have a material impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which required disclosure of incremental segment information on an annual and interim basis. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 for public companies, and requires retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the extent of the impact of this ASU on our consolidated financial statements.

F-16

3.	Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic (loss) earnings per share (“EPS”) is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net (loss) income, that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average share of common stock outstanding.

The following table presents the calculation of basic and diluted net loss per share attributable to Rise Companies Corp. Class A, Class B, and Class F common stockholders (in thousands, except share and per share data):

	Six Months Ended June 30,
	2024	2023
Numerator:
Net loss	(3,024)	(4,410)
Less: net income attributable to noncontrolling interest	847	224
Net loss attributable to common stockholders	$(3,871)	$(4,634)
Denominator:
Weighted-average common shares outstanding – basic and diluted	33,020,432	31,430,025
Net loss per share attributable to common stockholders – basic and diluted	$(0.12)	$(0.15)

The following potential common shares were excluded from the calculation of diluted net loss per share attributable to Rise Companies Corp. Class A, Class B, and Class F common stockholders because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period:

	Six Months Ended June 30,
	2024	2023
Redeemable convertible preferred stock	11,865,046	11,865,046
Restricted stock options	11,500	11,500
Restricted stock units	8,480,071	7,510,744
Total anti-dilutive securities	20,356,617	19,387,290

F-17

4.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2024 and December 31, 2023, the Company’s significant financial instruments consist of cash and cash equivalents, loan payable, and note receivable. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

5.	Leases

On January 8, 2019, the Company entered into a ten-year non-cancelable operating lease agreement, expiring on August 31, 2030, for office space located at 11 Dupont Circle NW, Washington, DC 20036. The lease includes one option to renew, but the renewal is not deemed to be reasonably assured as of June 30, 2024. Our lease agreement does not contain any material residual value guarantees or material restrictive covenants.

Operating lease expense was $401,000 for the six months ended June 30, 2024 and 2023.

As of June 30, 2024, our lease had a remaining lease term of 6.2 years and a discount rate of 7.5%. Future lease payments as of June 30, 2024 were as follows (in thousands):

Operating Leases
Remainder of 2024	$522
2025	1,059
2026	1,086
2027	1,113
2028	1,140
Thereafter	1,963
Total future lease payments	6,833
Less: Imputed interest	1,383
Present value of lease liabilities	$5,500

Lease liabilities, current	1,011
Lease liabilities, non-current	4,489
Present value of lease liabilities	$5,500

F-18

Other information related to our lease for the six months ended June 30, 2024 and 2023 is as follows (in thousands):

	June 30,	June 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$511	499

6.	Investments in Sponsored Programs

The Company records its investments in the Sponsored Programs using the equity method of accounting. As of June 30, 2024 and December 31, 2023, the Investments in Sponsored Programs totaled $1,558,000 and $2,756,000 respectively.

The Company has a percentage ownership in each of the Sponsored Programs of less than 1%.

7.	Property, Software and Equipment, net

Property, software and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2024	2023
Internal-use software	$55,071	$47,641
Computer equipment	818	875
Furniture and fixtures	240	236
Leasehold Improvements	1,668	1,668
Total property, software and equipment	57,797	50,420
Less: accumulated amortization and depreciation	(23,767)	(19,157)
Total property, software and equipment, net	$34,030	$31,263

Amortization and depreciation expense on property, software and equipment was approximately $4,668,000 and $3,449,000 for the six months ended June 30, 2024 and 2023, respectively. Included in these amounts were the amortization of capitalized internal-use software costs of $4,493,000 and $3,267,000 for the six months ended June 30, 2024 and 2023, respectively.

During the six months ended June 30, 2024 and 2023, respectively, the Company recognized $70,000 and $110,000 of impairment losses related to a portion of our internal-use software that was non-recoverable. The Company disposed of $80,000 and $20,000 of computer equipment and reversed $58,000 and $20,000 of accumulated depreciation as a result of the dispositions for the six months ended June 30, 2024 and 2023, respectively.

F-19

8.	Loan Payable

PPP Loan Payable

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. In July 2021, the Company applied for forgiveness of the PPP Loan with our Lender. As of June 30, 2024, the Company’s PPP loan forgiveness application is under review before the SBA. The PPP Loan’s initial maturity date was April 19, 2022 and was subsequently extended to April 19, 2025.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations. Under the terms of the loan agreement as written, until such time as the SBA issues a determination on the forgiveness, future annual minimum loan payments are anticipated to be approximately $2.7 million through 2025.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Note.

As of June 30, 2024 and December 31, 2023, remaining outstanding principal of the PPP Loan was $2,690,000. As of June 30, 2024 and December 31, 2023, the PPP Loan has accrued interest of $61,000 and $48,000, respectively.

F-20

9.	Supplemental Financial Statement Information

Accrued expenses consist of the following (in thousands):

	June 30,	December 31,
	2024	2023
Accrued compensation and employee benefits	$4,073	$7,600
Accrued deferred costs of Sponsored Programs	35	-
Accrued marketing expenses	105	-
Accrued legal expenses	43	-
Accrued audit and tax expenses	182	218
Other accrued expenses	32	77
Total accrued expenses	$4,470	$7,895

10.	Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted stock grants, restricted stock grants (“RSGs”), restricted stock units (“RSUs”), or restricted stock options (“RSOs”) to purchase shares of common stock to employees, executives, directors, and consultants. A total of 20,100,000 shares of Class A Common Stock have been authorized for issuance under the 2014 Stock Option and Grant Plan (the “Plan”) as of June 30, 2024 and December 31, 2023, respectively. On December 5, 2023, the Company received the requisite consent of its stockholders to the amendment of the Plan to increase the number of shares of Class A Common Stock eligible for grant under the Plan by 10,000,000 shares of Class A Common Stock, from 10,100,000 shares to 20,100,000 shares. The Company has issued RSGs, RSUs, and RSOs as of June 30, 2024.

The RSGs issued and outstanding generally followed a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remained continuously employed by the Company through each vesting date. The Board of Directors retains the authority to grant future shares with different terms. The Company issued no RSGs and no shares were forfeited for the six months ended June 30, 2024 and 2023. The Company recognized $0 of stock-based compensation expense related to RSGs issued in prior years during the six months ended June 30, 2024 and 2023. As of June 30, 2024 and December 31, 2023, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

The Company issued RSOs in 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date. Generally, RSOs granted are exercisable for up to ten years from the date of the grant. The Board of Directors retains the authority to grant future options with different terms. The Company issued no stock options and no shares were forfeited for the six months ended June 30, 2024 and 2023. The Company recognized $0 of stock-based compensation expense related to RSOs during the six months ended June 30, 2024 and 2023, respectively. As of both June 30, 2024 and December 31, 2023, there were no remaining unvested shares and no unrecognized stock-based compensation expense.

F-21

RSUs issued through June 30, 2024 and December 31, 2023 generally follow a time-based vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The RSUs are also subject to performance-based vesting, and will only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering. RSUs granted but not vested expire seven years after the grant date.

The grant-date fair value of RSUs is estimated based on the fair value of our common stock on the date of grant. The Company considers numerous objective and subjective factors to determine the fair value of our common stock including: sales of our common stock to third-party investors in arms-length transactions, our operating and financial performance, the valuation of comparable companies, the lack of marketability, and general and industry specific economic outlook, amongst other factors.

The Company recognizes stock-based compensation expense for RSUs on an accelerated attribution method over the requisite service period, and only if performance-based conditions are considered probable to be satisfied. As of June 30, 2024 and December 31, 2023, we had not recognized stock-based compensation for the RSUs because the performance requirement had not occurred, and therefore, could not be considered probable. In the period in which our qualifying event is probable, we will record a cumulative one-time stock-based compensation expense determined using the grant-date fair values. Stock-based compensation related to remaining time-based service after the qualifying event will be recorded over the remaining requisite service period. The total unrecognized share-based compensation expense related to these awards was $104.5 million as of June 30, 2024. Of this amount, $50.9 million relates to awards for which the time-based vesting condition has been satisfied or partially satisfied, while $53.6 million relates to awards for which the time-based vesting condition had not yet been satisfied.

The following table summarizes the activity related to our RSUs for the six months ended June 30, 2024:

	Number of RSUs	Weighted-average grant date fair value
Unvested restricted stock at December 31, 2023	7,511,170	$11.67
Granted	1,178,531	15.90
Forfeited	(149,630)	12.32
Expired	(100,000)	5.00
Unvested restricted stock at June 30, 2024	8,480,071	$12.32

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from RSGs or RSOs due to the full valuation allowance during the six months ended June 30, 2024 and 2023.

Employee Retirement Plan

Effective January 1, 2020, the Company established an employer-sponsored employee retirement 401(k) plan. All of our employees qualify to participate under the plan criteria. Participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. For the six months ended June 30, 2024 and 2023, the Company made non-elective contributions to each employee equal to 3% of their compensation, which totaled approximately $784,000 and $765,000 respectively.

F-22

11.	Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A Common Stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment will be made to the holders of any common stock, the holders of convertible preferred stock will be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution will be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of June 30, 2024 and December 31, 2023 we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A Common Stock will have one vote per share and each share of Class F Common Stock will have ten votes per share.

F-23

Common Stock

Class A Common Stock

As of June 30, 2024 and December 31, 2023, there were 2,888,859 shares issued and 2,455,894 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10,000,000 shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2024 and December 31, 2023 respectively, there were 10,000,000 shares of Class F Common Stock issued and outstanding.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company created a new class of Common Stock, to be designated as Class B Common Stock, with a par value of $0.0001 per share. As of June 30, 2024 and December 31, 2023, 38,000,000 shares have been authorized as Class B Common Stock. As of June 30, 2024 and December 31, 2023 respectively, there were 21,538,013 and 21,538,013 shares of Class B Common Stock issued and 20,338,426 and 20,653,333 shares outstanding. Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders.

Investors’ Rights Agreement

In 2014 we entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

In 2014, we entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

In 2014 we entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our Class F Common Stock and Series A Preferred Stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

12.	Variable Interest Entities

Pursuant to GAAP consolidation guidance, the Company consolidates certain VIEs for which it is the primary beneficiary. As of June 30, 2024 and December 31, 2023 the Company consolidated Fundrise LP, a sidecar fund which was formed to support assets originated and facilitated by the Fundrise Platform, and the Company’s overall growth and profitability. Rise Companies acts as the General Partner of Fundrise LP through a wholly-owned subsidiary, holds a 2% ownership interest in Fundrise LP and has the ability to manage its assets. The Company does not provide performance guarantees and has no other financial obligation to provide funding to Fundrise LP. The assets of Fundrise LP may only be used to settle obligations of Fundrise LP. In addition, there is no recourse to the Company for Fundrise LP’s liabilities.

F-24

The non-controlling interests (“NCI”) are related to the limited partner holdings in Fundrise LP in which we have a controlling financial interest. As of June 30, 2024 and December 31, 2023, NCI was $11,327,000 and $10,534,000, respectively. As of June 30, 2024 and December 31, 2023, the assets in the limited partnership were primarily cash and cash equivalents, note receivable from the Sponsored Programs, and investments in the Sponsored Programs.

The Company holds variable interests in certain VIEs which are not consolidated as it is determined that the Company is not the primary beneficiary, including its investments in the eREITs, eFund, oFund and the Credit Fund as of June 30, 2024, and December 31, 2023. The Company’s involvement with such entities is in the form of direct equity interests, fee arrangements, and a note receivable. The maximum exposure to loss represents the loss of assets recognized by the Company relating to non-consolidated VIEs. The Company’s maximum exposure to loss relating to non-consolidated VIEs were as follows (in thousands):

	June 30,	December 31,
	2024	2023
Investment in Sponsored Programs	$1,211	$923
Due from affiliates	2,599	3,076
Other current assets, net	300	-
Other assets, net	1,846	1,575
Note receivable from Sponsored Program	9,000	9,000
Maximum Exposure to Loss	$14,956	$14,574
Amounts Due to Non-Consolidated VIEs	$-	$60

13.	Related Party Transactions

In addition to those disclosed elsewhere in the Notes to the Consolidated Financial Statements, the following related party transactions are disclosed:

Affiliate Receivables and Payables

Due from affiliate receivables consist of the following (in thousands):

	June 30,	December 31,
	2024	2023
Investment management and platform advisory receivables	$3,845	$4,011
Real estate portfolio strategy receivables	471	457
Real estate operating platform receivables	1,688	2,369
Other receivables from affiliates	1,569	1,104
Total due from affiliate	$7,573	$7,941

Deferred costs of the Sponsored Programs are approximately $1,846,000 and $1,575,000 and are included in Other assets, net on the consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively. Amounts due to affiliates are approximately $0 and $517,000 and are included in Other current liabilities on the consolidated balance sheets as of June 30, 2024 and December 31, 2023, respectively.

Investments in Sponsored Programs by Company’s Executives

Many of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform. All investments (and redemptions, where applicable) were made in the ordinary course of business and transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

F-25

Series A Preferred Stock Financing

The following table summarizes the Series A stock purchased between April 14, 2014 and October 10, 2014 that continues to be held by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member as of June 30, 2024.

Name of Stockholder	Shares of Series A Preferred Stock	Total Purchase Price
Benjamin Miller	433,897	$949,008
Herbert Miller, Patrice Miller, David Miller and Caroline Miller (1)	374,757	$449,713
Daniel Miller	125,391	$274,251

(1)	Each of these individuals are immediate family members of Benjamin Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A stock purchased by David Miller and 66,883 shares of Series A stock purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

Fundrise LP Promissory Note

On January 20, 2023, Fundrise LP as the lender entered into a promissory note agreement with the Fundrise Opportunistic Credit Fund, LLC as the borrower to meet short-term obligations to purchase investments. The principal of the note was $9,000,000 with a maturity date of November 30, 2023 and an effective interest rate of 4.5%. The loan agreement was extended prior to the loan maturing, with the new agreement having a maturity date of November 30, 2024 and an effective interest rate of 5.25%. The principal is included in Note Receivable from Sponsored Program on the consolidated balance sheets. Interest revenue is recognized on an accrual basis and the accrued interest on the note is included in Other current assets, net on the consolidated balance sheets as of June 30, 2024.

Redemption of Investments in Sponsored Programs

On April 9, 2024, Fundrise LP redeemed its investments in the following Sponsored Programs: Fundrise Real Estate Interval Fund, LLC, Fundrise Income Real Estate Fund, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Growth eREIT III, LLC, Fundrise Growth eREIT VII, LLC and Fundrise Balanced eREIT II, LLC. Fundrise LP received $1,772,000 from the redemption, resulting in a gain on the disposition of investments on the consolidated statement of operations of $587,000 as of June 30, 2024.

F-26

14.	Commitments and Contingencies

Liquidation Support Agreement – Fundrise Equity REIT, LLC

To mitigate the effect of one of our initial Sponsored Programs, Fundrise Equity REIT, LLC’s, lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at June 30, 2024 or December 31, 2023. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

15.	Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through September 26, 2024, which was the date the consolidated financial statements were available to be issued.

Promissory Notes

On July 1, 2024, Fundrise LP made a loan of $2.75 million to a third party. The loan carries an annual interest rate of 5.75% and is scheduled to mature on December 31, 2024.

On September 20, 2024, the Credit Fund repaid the outstanding principal and interest on the promissory note made by Fundrise LP. The loan, originally extended on November 30, 2023 with a maturity date of November 30, 2024, was repaid in full in accordance with the terms of the loan agreement. As of the date of this filing, no amounts remain outstanding, and the loan agreement has been terminated.

F-27

Item 4.	Exhibits

Index to Exhibits

Exhibit No.	Description
2.1*	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on June 10, 2022)
2.2*	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on January 20, 2017)
3.1*	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A filed on December 29, 2016)
3.2*	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A filed on December 29, 2016)
4.1*	Form of Subscription Agreement (included in the Offering Circular filed on February 13, 2023 as Appendix A and incorporated herein by reference)
5.1*	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A filed on December 29, 2016)
6.1*	Third Amended and Restated 2014 Stock Option and Grant Plan (incorporated by reference to Exhibit 6.1 to Form 1-U filed December 8, 2023)

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Date: September 26, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	September 26, 2024
Benjamin S. Miller	(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer	September 26, 2024
Alison A. Staloch	(Principal Financial Officer and Principal Accounting Officer)

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